OMMISSION

06003123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: January 31, 2007
Estimated average burden
Hours per response....12.00

SEC FILE NUMBER
8- 13493

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASH., D.C. 185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

The **FIRST WASHINGTON FINANCIAL CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADREDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14800 HARVEST COURT

(No. and Street)

CENTERVILLE	**VA**	**20120**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JULIE E. GERL **(703) 222 - 4644**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

KAISER, SCHERER & SCHLEGEL, PLLC

(Name – *if individual, state, last, first, middle name*)

1410 SPRING HILL RD., SUITE 400	**MCLEAN**	**VA**	**22102**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAY 30 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of *information contained in this form are not required to respond* unless this form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **JULIE E. GERL**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

FIRST WASHINGTON FINANCIAL CORP., as of

DECEMBER 31, 20 **05**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Notary Public

Georgia B. Melnick
Notary Public of District of Columbia
My Commission Expires: 11/30/2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession of Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

The First Washington Financial Corporation

Financial Statements and Supplemental Schedules December 31, 2005 and 2004

KAISER SCHERER & SCHLEGEL, PLLC

The First Washington Financial Corporation

Table of Contents

Independent Auditors' Report

Statements of Financial Condition	1
Statements of Income	2
Statements of Changes in Shareholder's Equity	3
Statements of Cash Flows	4
Notes to Financial Statements	5-7

Supplemental Schedules

Schedule I - Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15C3-1 as of December 31, 2005	8-9
Schedule II - Reconciliation Pursuant to Rule 17A-5(D)(4)	10
Independent Auditor's Report on Internal Control Structure Required By Sec Rule 17a-5	11-12

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

To the Shareholder
The First Washington Financial Corporation

INDEPENDENT AUDITORS' REPORT

We have audited the accompanying statements of financial condition of **The First Washington Financial Corporation** as of December 31, 2005 and 2004 and the related statements of income, changes in shareholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of **The First Washington Financial Corporation's** management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **The First Washington Financial Corporation** as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made primarily for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kaiser Scherer & Schlegel, PLLC

February 24, 2006

The First Washington Financial Corporation

Statements of Financial Condition

December 31,	**2005**	2004
Assets		
Current Assets		
Cash	**$ 33,030**	$ 45,452
Receivables	**2,264**	2,993
Total current assets	**35,294**	48,445
Office equipment, net of accumulated depreciation of $40,550 and $35,895, respectively	**10,396**	15,051
Total assets	**$ 45,690**	$ 63,496
Liabilities and Shareholder's Equity		
Current Liabilities		
Accrued expenses	**$ -**	$ 156
Current portion of long-term debt	**7,748**	7,748
Total current liabilities	**7,748**	7,904
Long-term debt, less current portion	**5,166**	12,914
Total liabilities	**12,914**	20,818
Shareholder's equity		
Common stock, $1.00 par value; 50,000 shares authorized, 25,002 shares issued and outstanding	**25,002**	25,002
Additional paid in capital	**23,500**	23,500
Retained earnings	**(15,726)**	(5,824)
Total shareholder's equity	**32,776**	42,678
Total liabilities and shareholder's equity	**$ 45,690**	$ 63,496

The accompanying notes are an integral part of these financial statements.

The First Washington Financial Corporation

Statements of Income

Year ended December 31,	**2005**	2004
Revenue		
Commission income	**$ 38,123**	$ 57,473
Interest and dividend income	**129**	77
Other income	**1,318**	100
Total revenue	**39,570**	57,650
Expenses		
Salaries and related costs	**14,364**	33,236
Commissions	**-**	421
General and administrative costs	**35,108**	26,953
Total expenses	**49,472**	60,610
Loss before income taxes	**(9,902)**	(2,960)
Provision for income tax expense	**-**	(568)
Net loss	**$ (9,902)**	$ (3,528)

The accompanying notes are an integral part of these financial statements.

The First Washington Financial Corporation

Statements of Changes in Shareholder's Equity

	Shares	Common Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2003	25,002	$ 25,002	$ 23,500	$ (2,296)	$ 46,206
Net Loss	-	-	-	(3,528)	(3,528)
Balance, December 31, 2004	25,002	25,002	23,500	(5,824)	42,678
Net Loss	-	-	-	(9,902)	(9,902)
Balance, December 31, 2005	25,002	$ 25,002	$ 23,500	$ (15,726)	$ 32,776

The accompanying notes are an integral part of these financial statements.

The First Washington Financial Corporation

Statements of Cash Flows

Year ended December 31,	**2005**	2004
Net loss	**$ (9,902)**	$ (3,528)
Adjustments to reconcile net loss to net cash (used in) provided by operations:		
Depreciation	**4,655**	8,175
(Increase) decrease in receivables	**729**	(2,426)
Increase (decrease) in accrued expenses	**(156)**	156
Net cash (used in) provided by operations	**(4,674)**	2,377
Cash flows from financing activities:		
Payments on debt	**(7,748)**	(7,749)
Net cash used in financing activities	**(7,748)**	(7,749)
Net decrease in cash and cash equivalents	**(12,422)**	(5,372)
Cash and cash equivalents at beginning of year	**45,452**	50,824
Cash and cash equivalents at end of year	**$ 33,030**	$ 45,452

The accompanying notes are an integral part of these financial statements.

1. Organization and Significant Accounting Policies

The First Washington Financial Corporation (the Company) is a registered securities dealer in mutual funds and variable annuities. The Company does not hold funds or securities for, nor owe funds or securities to, customers. Any funds or securities received by the Company are promptly forwarded to floor brokerage companies. The Company's commission income is primarily derived from a group of teachers in Anne Arundel County, Maryland.

Significant Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting.

Depreciation

Fixed assets consist of computer equipment and a vehicle. Depreciation of fixed assets is recorded on an accelerated basis over a five-year life.

2. Property and Equipment

Property and equipment consisted of the following:

December 31,	2005	2004
Computer hardware	$ 6,240	$ 6,240
Computer software	564	564
Vehicle	44,142	44,142
Fixed assets, at cost	50,946	50,946
Accumulated depreciation and amortization	(40,550)	(35,895)
Fixed assets, net	$ 10,396	$ 15,051

Depreciation and amortization expense for the years ended December 31, 2005 and 2004 was $4,655 and $8,175, respectively.

3. Income Taxes

The provision for income taxes for 2004 consists of an adjustment of taxes receivable from a previous period.

At December 31, 2005, the Company had net operating loss carryforwards of approximately $15,000 that may be offset against future taxable income through December 31, 2025. The Company also has limited net operating loss carryforwards of approximately $39,000, incurred before 2000 when the Company's tax return was consolidated with its former parent company. There is no expiration of the limited net operating loss carryforwards as long as the nature of the Company's business does not change. No tax benefit has been reported in the financial statements for the years ended December 31, 2005 and 2004, because deferred income tax benefits of approximately $10,900 and $9,800, respectively, resulting from loss carryforwards, have been reduced by valuation allowances in the same amounts.

4. Employee Retirement Plan

The Company maintains a Money Purchase Plan (MPP Plan) and a Profit Sharing Plan (PSP Plan). The Company makes contributions to the MPP Plan and the PSP Plan based on a percentage of an employee's compensation. For the years ended December 31, 2005 and 2004, the Company's expenses for both plans were $324 and $-0-, respectively. At December 31, 2005 and 2004, the Company had a liability for employer contributions of $-0-.

5. Long-Term Debt

Long-term debt consists of the following:

December 31,	**2005**	2004
Term loan payable in monthly installments of $646 until August 2007, interest at 0%, secured by automobile	**$ 12,914**	$ 20,662
Total notes payable	**$ 12,914**	$ 20,662

Annual maturities of long-term debt as of December 31, 2005 are as follows:

Year ending December 31,	
2006	$ 7,748
2007	5,166
Total	$ 12,914

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 and 2004, the Company had net capital of $20,116 and $24,634, respectively, which was $15,116 and $19,634, respectively, in excess of its required net capital of $5,000. The Company's aggregate ratio of indebtedness to net capital at December 31, 2005 and 2004 was 0.64 to 1 and 1. 06 to 1, respectively.

Schedule I – Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1

December 31,		2005
Shareholder's Equity from Statement of Financial Condition		$ 32,776
Deductions:		
Non-Allowable Assets		
Accounts Receivable	$ (2,264)	
Fixed Assets, Net	(10,396)	(12,660)
Net Capital		$ 20,116
Minimum Net Capital Required (A)		$ 5,000
Net Capital in Excess of Minimum Requirements		$ 15,116
Aggregate Indebtedness: Accounts Payable, Taxes Payable and Other Liabilities		$ 12,914
Ratio of Aggregate Indebtedness to Net Capital		0.64 to 1

(A) At December 31, 2005, the Company's net capital requirement is the greater of $5,000 or 6 2/3% of aggregate indebtedness.

NOTES

1. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. Accordingly, there is no requirement to include a Computation for Determination of Reserve Requirements and claims an exemption from this requirement based on section (k)(1) of Rule 15c3-3.

The First Washington Financial Corporation

Schedule II – Reconciliation Pursuant to Rule 17a-5(d)(4)

December 31,	2005
Net capital as reported in the Company's Part II (unaudited) FOCUS report	$ 20,121
Audit adjustments to reclassify a negative balance in payroll liabilities to other receivables	(5)
Net capital, as adjusted	$ 20,116

KAISER SCHERER & SCHLEGEL, PLLC
Certified Public Accountants

1410 Spring Hill Road, Suite 400
McLean, VA 22102
Tel: 703-847-4660
Fax: 703-847-3189
E-mail: kss@kssacct.com
Website: www.kaiserschererschlegel.com

To the Shareholder
The First Washington Financial Corporation

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of **The First Washington Financial Corporation** (the "Company") for the year ended December 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13(a)(11) and in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g)(1) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

February 24, 2006